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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Celtic Pharma Development UK plc

(Name of applicant)

Mercury House, Triton Court, 14 Finsbury Square, London EC2A 1BR England

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

TITLE OF CLASS

15% Secured Loan Notes due 2011

AMOUNT

Unlimited

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: On or as soon as practicable after pursuant to an exemption from the Securities Act of 1933, September 12, 2005

Name and address of agent for service:

Corporation Service Company

1090 Vermont Avenue, N.W.

Washington, DC 20005

GENERAL

1. General Information. Furnish the following information as to the applicant:

(a) Form of organization. Celtic Pharma Development UK plc is a public limited company (the “Applicant”).

(b) State or other sovereign power under the laws of which organized. The Applicant is registered under the laws of England and Wales.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

The exemption provided by section 3(a)(10) of the Securities Act of 1933 is being claimed by the Applicant.

The Applicant and Celtic Pharma Capital, Ltd., a limited company registered under the laws of Malta (“Celtic Pharma Capital”), intend to consummate the acquisition of Xenova Group PLC (“Xenova”) by the Applicant by way of a scheme of arrangement (the “Scheme”) under section 425 of the United Kingdom Companies Act of 1985 (the “Companies Act”). The Scheme contemplates that (i) the Applicant will issue up to the US dollar equivalent of approximately £26,100,000, 15% Secured Notes due 2011, as further described below (“Applicant Unlisted Loan Notes”), to the Xenova shareholders (“Xenova Shareholders”) as consideration for the cancellation and reissue to the Applicant of all the issued and unissued shares of Xenova (“Xenova Shares”) and (ii) subsequently Celtic Pharma Capital may issue new 15% Secured Notes due 2011 (the “Celtic Listed Loan Notes”) in the amount of the US dollar equivalent of approximately £26,100,000 plus accrued interest on the Applicant Unlisted Loan Notes to the holders of the Applicant Unlisted Loan Notes in exchange for those Applicant Unlisted Loan Notes. In addition to the Applicant Unlisted Loan Notes and the Celtic Listed Loan Notes, Applicant may issue an unlimited amount of debt pursuant to future issuances (the “Future Issuances”); we are not requesting the Staff to express any view as to such Future Issuances. Neither the issuance of the Applicant Unlisted Loan Notes nor the subsequent issuance of the Celtic Listed Loan Notes in exchange for the Applicant Unlisted Loan Notes will be registered under the Securities Act of 1933 (the “1933 Act”) in reliance upon the exemption from registration set forth in Section 3(a)(10) thereof, in the case of the Applicant Unlisted Loan Notes, and in reliance upon the exemption from registration set forth in Section 3(a)(9) thereof in the case of the Celtic Listed Loan Notes.

I.	Background

A.	The Offer

Xenova and the Applicant propose to enter into an implementation agreement (the “Implementation Agreement”) pursuant to which the parties will agree that (i) Xenova will pursue the Scheme in respect of the Xenova Shares and (ii) in consideration for the cancellation of each Xenova Share held by the Xenova Shareholders, the Applicant shall offer to the Xenova Shareholders (a) Applicant Unlisted Loan Notes (at $1.10 nominal value of Applicant Unlisted Loan Notes for every 10 Xenova Shares, the “Loan Note Consideration”) or, as an alternative, if individual Xenova Shareholders so elect, (b) cash of 45 pence Sterling for every 10 Xenova Shares, or (c) 30 pence Sterling in cash and $0.50 nominal value of Applicant Unlisted Loan Notes for every 10 Xenova Shares.

All options and warrants to receive Xenova Shares will, upon the sanctioning of the offer, become exercisable to the extent that they are not already exercisable. Any Xenova Shares issued on the exercise of options or warrants will be subject to the offer.

B.	The Applicant Unlisted Loan Notes

The Applicant Unlisted Loan Notes are being issued, as soon as practicable, upon the Scheme becoming effective because, given the timetable agreed between Xenova and the Applicant for the implementation of the offer, it is not possible for the Applicant to obtain the necessary regulatory and tax clearances for putting in place the Celtic Listed Loan Notes and to secure a listing by the date of the Scheme becoming effective. Accordingly, the Applicant Unlisted Loan Notes will be issued on the Scheme becoming effective, to be substituted by the Celtic Listed Loan Notes (described below) if and when the listed loan note program can be put in place, intended to be shortly after the Scheme becoming effective and, in any event, within 24 months thereof.

The aggregate principal value of the instrument constituting the Applicant Unlisted Loan Notes shall be unlimited. The Applicant Unlisted Loan Notes will be secured initially by way of a first priority security interest (known as a “fixed charge” under English law) over the rights of Celtic X Licensee (an affiliate of both the Applicant and Celtic Pharma Capital, “Celtic X”) under the intellectual property license entered into between Xenova and Celtic X in advance of the implementation of the Scheme (the “IP License”). To the extent not validly and effectively secured pursuant to such fixed charge, Celtic X, as a continuing security interest for the payment and discharge of the Applicant Unlisted Loan Notes, shall assign to a security trustee to be selected by the Applicant (the “Security Trustee”) for the benefit of the Security Trustee and the note holders all of its present and future right, title and interest under the IP License. To the extent not validly and effectively secured pursuant to such fixed charge and such assignment, Celtic X, with full title guarantee, grants a security interest (known as a “floating charge” under English law) to the Security Trustee for the benefit of itself and the note holders, as a continuing security interest for the payment and discharge of the Applicant Unlisted Notes, all rights and interests owned or licensed pursuant to the IP License.

The Applicant Unlisted Loan Notes will bear interest of 15 per cent. per annum, payable not in cash but rolled into the Celtic Listed Loan Notes which shall (initially) be for a principal amount equal to the amount of such interest plus the principal amount of the Applicant Unlisted Loan Notes, upon the exchange of Celtic Listed Loan Notes for the Applicant Unlisted Loan Notes as described below or paid at maturity.

The due and punctual repayment of the Applicant Unlisted Loan Notes is guaranteed pursuant that certain guarantee granted by Celtic Pharma Capital Limited (the “Guarantor”).

Save as described immediately below, the Applicant Unlisted Loan Notes will not be transferable.

The Applicant may at any time after the date of the Applicant Unlisted Loan Notes, by written notice served on the noteholders (a “Call Option Notice”), require each noteholder to transfer to it or to such other person as shall be nominated by it, such proportion of the Applicant Unlisted Loan Notes then held by such noteholder as shall be specified in the Call Option Notice. The amount payable by the Applicant (the “Call Option Purchase Price”), which shall be paid to a noteholder subject to the noteholder delivering the Applicant Unlisted Loan Notes Certificates, shall be an amount in cash and equal to the aggregate of: (i) the principal amount of the Applicant Unlisted Loan Notes which are the subject of the Call Option Notice; and (ii) the amount of interest accrued on such principal up to but not including the date of completion of the transfer.

At any time prior to 24 months from the effective date of the Applicant Unlisted Loan Notes, the Applicant shall serve notice in writing on the noteholders notifying them either (i) that it or the Guarantor is able to make Celtic Listed Loan Notes available to the noteholders in exchange for their Applicant Unlisted Loan Notes and the terms of the Celtic Listed Loan Notes (a “Celtic Listed Loan Notes Availability Notice”), or (ii) that Celtic Listed Loan Notes will not be made available to noteholders in exchange for their Applicant Unlisted Loan Notes (a “Cash Redemption Notice”). Service of a Celtic Listed Loan Notes Availability Notice or a Cash Redemption Notice on a noteholder will require the noteholder to transfer all of the then outstanding Applicant Unlisted Loan Notes in exchange for Celtic Listed Loan Notes or cash (as appropriate pursuant to the terms of the Instrument. Once a Celtic Listed Loan Notes Availability Notice has been served, noteholders can elect to receive either Celtic Listed Loan Notes or a cash equivalent.

The Applicant Unlisted Loan Notes will be issued in multiples of US$1 and fractional entitlements will be remitted in cash.

C.	The Celtic Listed Loan Notes

The Celtic Listed Loan Notes to be issued in exchange for the Applicant Unlisted Loan Notes shall, except as described below, be issued on terms no less favorable (in the sole determination of Celtic Pharma Capital) to the holders thereof than the terms of the Applicant Unlisted Loan Notes, and shall include the following terms.

The principal value of the instrument constituting the Celtic Listed Loan Notes shall be not less than the principal value of the Applicant Unlisted Loan Notes plus interest accrued on the Applicant Unlisted Loan Notes up to the date of the substitution, and will be secured initially by way of the charge over the IP License and the rights of Celtic X under the IP License. Unlike the Applicant Unlisted Loan Notes, the issuer of the Celtic Listed Loan Notes intends to retain discretion to transfer or sell any of the assets constituting the security without any limitation.

The Celtic Listed Loan Notes are proposed to be listed on an investment exchange in the European Union. The Celtic Listed Loan Notes will bear interest of 15 per cent. per annum, compounded annually, rolled up and credited to the value of the Celtic Listed Loan Notes, but not paid to holders of such loan notes in cash until final redemption.

Although Celtic Pharma Capital will not have the ability to deliver a notice similar to the Call Option Notice at any time, it is proposed that Celtic Pharma Capital will have the option to pre-pay the Celtic Listed Loan Notes at any time following the second anniversary of issue, subject to a pre-payment penalty. The maturity date shall be the sixth anniversary of the implementation of the Scheme to the extent that the Celtic Listed Loan Notes have not previously been pre-paid. On the maturity date, the secured assets forming the security pool (namely the security interest in the IP License and other intellectual property rights subsequently acquired) shall be sold or otherwise realized in order to repay the Celtic Listed Loan Notes. The Celtic Listed Loan Notes will be issued in multiples of US$1.

Although the nominal value of the instrument(s) constituting Celtic Listed Loan Notes will not exceed the amount required to be issued in exchange for the Applicant Unlisted Loan Notes, Celtic Pharma Capital would likely make Future Issuances under that instrument that would exceed the amount of Applicant Unlisted Loan Notes issued. Any such issuance will, to the extent subject to the US federal securities laws, be accomplished in compliance with such laws. We are not requesting the Staff to express any view on any such Future Issuances.

D.	Protection and Rights of Holders of Xenova ADSs

Xenova Shareholders currently include the depositary (“Depositary”) of Xenova Shares which are referenced to Xenova ADSs. However, it is intended that the Applicant Unlisted Loan Notes will be issued to the holders of Xenova ADSs rather than the Depositary. On the scheme becoming effective after court approval (as described below), the Xenova Shares underlying the ADSs will be cancelled and the depositary agreement between Xenova and the Depositary will terminate automatically. The Applicant will treat the individual holders of Xenova ADSs immediately prior to the Scheme becoming effective as Xenova Shareholders for the purposes of issuing the Applicant Unlisted Loan Notes. For the purposes of Section 3(a)(10), the following protections and rights will be given to the holders of Xenova ADSs.

The Companies Act requires that notice must be given to the Xenova Shareholders announcing the convening of the Meeting[s] (described in paragraph II below), and that such notice must be accompanied by a statement explaining the effect of the Scheme. This statement will be contained in a scheme document (the “Scheme Document”) outlining the reasons and timetable for the Scheme and including notices of the Meetings and details of the court hearings so that Xenova Shareholders may attend. The Scheme Document, together with all accompanying documents, will be sent to holders of Xenova ADSs directly, in addition to being sent to the Depositary. In the Scheme Document Xenova will specifically invite holders of Xenova ADSs to attend and speak at the Meeting[s].

The Scheme Document will contain notices of the Meeting[s] (“Notice”). Under the terms of the depositary agreement between Xenova and the Depositary, as soon as practicable after receipt by the Depositary of the Notice, the Depositary must send written notice by post to holders of the Xenova ADSs giving the information contained in the Notice, and asking for instructions as to how the Depositary should vote the underlying Xenova shares. On receipt of instructions, the Depositary shall vote the shares in accordance with the instructions. If no instructions are received the depositary agreement provides that the Depositary shall deem the holder of ADSs to have instructed the Depositary “to give a discretionary proxy to a person designated by Xenova to vote the underlying share provided that no such discretionary proxy shall be given with respect to any matter as to which Xenova informs the Depositary that (i) the Xenova does not wish such proxy to be given, (ii) substantial opposition exists or (iii) the rights of Xenova Shareholders will be materially and adversely affected.”

II. Description of the Scheme of Arrangement/Court Review Process

The Scheme is proposed to be effected among Xenova and the Xenova Shareholders pursuant to Section 425 of the Companies Act. Under the Scheme:

(a)	all Xenova Shares (including those held by the Depositary) will be cancelled and Xenova’s listings on the Official List of the London Stock Exchange and Nasdaq Stock Market will be cancelled;

(b)	the Applicant will issue the Applicant Unlisted Loan Notes (or the cash alternative, or a mixture, at the election of each Xenova Shareholder) to the Xenova Shareholders;

(c)	the proceeds arising on the cancellation or Xenova Shares transfer will be used by Xenova to issue mirror image shares in itself to the Applicant, so that the Applicant will own 100% of the issued and outstanding shares of Xenova; and

(d)	Celtic Pharma Capital intends to subsequently issue the Celtic Listed Loan Notes in substitution for the Applicant Loan Notes to the Xenova Shareholders holding the Applicant Unlisted Loan Notes on generally the same or more favourable terms than the Applicant Unlisted Loan Notes (such terms to include the right for Xenova Shareholders to transfer the Celtic Listed Loan Notes, and the principal amount of the Celtic Listed Loan Notes will include rolled up interest on the Applicant Unlisted Loan Notes), or a cash alternative of the face value (only) of the Applicant Listed Loan Notes in exchange for the redemption or transfer to a nominated third party of the Applicant Unlisted Loan Notes.

Under the terms of the Scheme and in accordance with the Companies Act, the Scheme will not become effective and binding unless, among other things:

(a)	the Scheme is approved by holders of Xenova Shares representing not less than 75% in par value of the Xenova Shares present and voting, either in person or by proxy, at an extraordinary general meeting of the Xenova Shareholders convened in accordance with the directions of the Court (the “Court Meeting”);

(b)	a resolution for the reduction of the capital of Xenova (a “Capital Reduction Resolution”) as required by the Scheme is approved by 75% in par value of holders of Xenova Shares present and voting, either in person or by proxy, at an extraordinary general meeting of the Xenova Shareholders, convened in accordance with the Memorandum and Articles of Association of Xenova (the “Extraordinary Meeting”) (together with the Court Meeting, the “Meetings”); as of the date of this application, such Extraordinary Meeting has been held and such resolution has been approved; and

(c)	following shareholder approval, the High Court of England and Wales will conduct a hearing of a petition seeking court approval and the court will consider the fairness of the terms and conditions of the Scheme to the Xenova Shareholders ( the “Court Hearing”). If the court determines the terms and conditions to be fair, it will issue an order approving the Scheme.

In addition, the Scheme will not become effective until an office copy of the Order of the Court sanctioning the Scheme and confirming the cancellation of share capital has been delivered for registration to the Registrar of Companies in England and Wales and has been registered at Companies House (which Companies House is obliged to do upon receipt of such delivery).

In determining whether or not to approve the Scheme, the Court will consider:

(a)	whether the relevant provisions of the Companies Act have been complied with;

(b)	whether each class of Xenova Shareholders is fully represented;

(c)	whether the majority of Xenova Shareholders are acting fairly and bona fide in the interests of all Xenova Shareholders;

(d)	whether the arrangement is one which an intelligent and honest man might reasonably approve; and

(e)	whether the overwhelming majority of Xenova Shareholders voted in favour of the Scheme.

The Court will have the power, either of its own volition or as a result of a challenge to the Scheme brought by a Xenova Shareholder, to require additional evidence as to any aspect of the Scheme, including as to its fairness.

All Xenova Shareholders will be entitled to attend, speak and vote at the Meetings. All holders of Xenova ADSs will be entitled to attend and speak at the Meetings and to give instructions to the Depositary as to voting the Xenova Shares underlying the ADSs. All Xenova Shareholders, holders of ADSs and creditors also will be entitled to appear and have the opportunity to speak at the Court Hearing. In addition to being included in the Scheme Document, confirmation of the dates of the Court hearings will be advertised in the national press. Xenova and the Applicant will arrange for notice of the Court Hearing to be published in The Times in the United Kingdom, or a comparable newspaper of national circulation in the United Kingdom. If the Court so orders, the notice will be published in additional newspapers or jurisdictions prior to the Court Hearing. Finally, notice of the Court Hearing will be mailed to all Xenova Shareholders (including holders of Xenova ADSs) with registered addresses in the United States.

III. Summary

The conditions of a Section 3(a)(10) exemption that must be met are: (a) an exchange of securities (including shares for loan notes); (b) approval by a court after a hearing on the fairness of the exchange; and (c) a hearing open to all persons to whom securities will be issued in the exchange. In addition, the Staff has emphasized that the approving court must be advised before the hearing that the issuer (in this case, the Applicant) will rely on the section 3(a)(10) exemption from the registration requirements under the 1933 Act based on the court’s approval of the exchange. See Revised Staff Legal Bulletin No. 3 (dated October 20, 1999); Galen Holdings PLC (avail, Oct 24,2000); Ashanti Gold Fields Company Limited (avail, October 17, 1956); Lucas Industries plc (avail. August 20, 1996); and The Rank Organisation plc (avail. August 6, 1996).

First, there will be a securities exchange: the Xenova Shares will be cancelled and the Applicant Unlisted Loan Notes will be issued in exchange therefor to the extent that Xenova Shareholders do not elect to take cash, in exchange for Applicant Unlisted Loan Notes; and secondly (but by extension) the Applicant Unlisted Loan Notes will be substituted by the Celtic Listed Loan Notes (to the extent that Xenova Shareholders do not elect to take cash at this stage). The holders of Celtic Listed Loan Notes will be former Xenova Shareholders by virtue of the non-transferability of the Applicant Unlisted Loan Notes.

Second, the Scheme will not become effective and binding until it is sanctioned by the Court after a fairness hearing. The Division has indicated that the term “any court” in Section 3(a)(10) includes a foreign court. See, e.g., Revised Staff Legal Bulletin No 3 (dated October 20, 1999); Galen Holdings PLC (avail. Oct 24, 2000); Crown Resources Corporation (November 27, 1989); Institute Merieux International S.A,/Connaught BioSciences Inc. (August 28, 1989). Therefore, the fact that the judicial proceeding with respect to the Scheme will be held in England, rather than in the United States, does not affect the availability of the section 3(a)(10) exemption.

Third, both the Court Meetings and the Court Hearing will be open to all Xenova Shareholders, including the Depositary and holders of Xenova ADSs. The Xenova Shareholders (including holders of ADSs) will receive notice of the Meetings and will have the opportunity to be heard. Importantly, the Court has general discretion as to whom it may allow to appear and be heard at the Court Hearing, including persons who are not Xenova Shareholders. Thus, the requirement of Section 3(a)(10) that all persons to whom securities will be issued under the exchange shall have the right to appear at the fairness hearing will be fulfilled.

Finally, counsel to Xenova (Simmons & Simmons solicitors, London) confirm that the Court will be advised before and during the Court Hearing that the Applicant will rely on the Court’s approval of the Scheme as court approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to the holders of each class of Xenova Shares for purposes of meeting the requirements for a Section 3(a)(10) exemption with respect to the Applicant Unlisted Loan Notes to be issued pursuant to the Scheme, and the Celtic Listed Loan Notes proposed to be issued subsequently.

AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

The Applicant is 99.998% owned by Celtic X Ltd, a Malta limited company and 0.002% by Celtic X Ltd. A list of the Applicant’s affiliates and a structure chart (after post acquisition) are set forth on Annex I hereto.

See Item 5 for the names, addresses and amounts of stock owned by Applicant’s stockholders after the implementation of the Scheme, each of which may be deemed to be an affiliate of the Applicant by virtue of its stock ownership.

See Item 4 for the names and addresses of the current directors and executive officers of the Applicant, each of whom may be deemed to be an affiliate of the Applicant by virtue of his or her position. None of the current directors or executive officer owns any outstanding voting securities of the Applicant.

MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

Name	Address	Office
John Mayo	1 Ellerdale Close, Hampstead, London NW3 6BE England	Director and Company Secretary
Stephen Evans-Freke	91 Lookout Road, Tuxedo Park, NY 10987	Director
Dr. Stephen Parker	Long Spinney, Burrows Lane, Gomshall, Guildford Surrey GU5 9QE England	Director

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

As of August 1, 2005:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Celtix X Ltd	Ordinary Shares	49,999 shares of £1 each	99.998%
Celtic Pharma Capital Ltd.	Ordinary Shares	1 share of £1	0.002%

UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)	None.

(b)	None.

CAPITAL SECURITIES

7. Capitalization.

(a) Furnish the following information as to each authorized class of securities of the applicant.

Upon effective Date of the Scheme:

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	100,000 shares of £1 each	50,000 shares of £1 each
Applicant Secured Unlisted Notes	£26,100,000	£26,100,000

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

The current holders of Ordinary Shares are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders.

Holders of the Applicant Unlisted Notes do not possess unilateral voting rights. Holders of the Applicant Unlisted Notes may modify provisions of the underlying Instrument (the “Instrument”) and any rights attached to the Applicant Unlisted Notes, upon the consent of the Applicant and a majority approval of stockholders (present at any stockholders meeting where such modifications are being decided).

The holders of such notes also possess such consent rights allocated to it by way of the Trust Indenture Act of 1939 (the “1939 Act”).

Notwithstanding the foregoing, the right of any holder to receive payment of principal, and interest on the Applicant Unlisted Notes on or after the respective due dates expressed in the Instrument, or to bring suit for enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

The Applicant Unlisted Notes will be issued under the Instrument to be dated as of the effective date (the “Debenture”) and entered into by the Applicant, the Guarantor, and the Security Trustee. The Scheme currently contemplates that the Applicant Unlisted Notes will have a six-year term and will not bear interest save for Interest (being interest at a rate calculated from the date of the Instrument until payment in full at 15% per annum, compounded on annual basis and accruing on a daily basis and on the basis of a 360 day year but after deducting any withholding tax). Interest shall not be payable in the event that a noteholder elects to receive cash instead of Celtic Listed Loan Notes following service of a Celtic Listed Loan Notes Availability Notice. The Interest shall be payable on the Applicant Unlisted Notes any time either (a) Celtic Pharma Capital exchanges its “Celtic Limited Notes” for the Applicant Unlisted Notes, as such time, each holder shall be entitled to the principal amount equivalent of their Applicant Unlisted Notes, plus 15% Interest thereon, or (b) the Applicant exercises a call option on the Applicant Unlisted Notes, at such time, each holder shall be entitled to the principal amount equivalent of their Applicant Unlisted Notes, plus 15% interest thereon.

The following analysis is not a complete description of the Instrument provisions discussed and is qualified in its entirety by reference to the terms of the Instrument, a form of which is attached as Exhibit T3-C hereto and incorporated by reference herein. The Applicant has not entered into the Instrument as of the date of this filing, and the terms of the Instrument are subject to change prior to its execution. Capitalized terms used below but not defined have the meanings assigned to them in the Instrument.

(a) Events of Default;

All amounts outstanding on the Applicant Unlisted Notes shall become immediately repayable on the occurrence of any of the events below (each such event being an “Event of Default”), unless otherwise agreed by resolution of the Holders:

(1) a petition for the winding up of the Applicant is presented and is not discharged within twenty business days or if an order is made or resolution is passed for the winding up or other dissolution or administration of the Applicant save in the event of a member’s voluntary winding up as part of a solvent reorganisation; or

(2) an encumbrancer shall take possession of or a receiver shall be appointed over or any secured creditor of the Applicant shall seek to enforce his security in respect of all or any of the property assets or undertaking of the Applicant and is not discharged paid out withdrawn or received within ten business days; or

(3) a petition shall be presented for an administration order in relation to the Applicant; or

(4) the Applicant shall become insolvent for the purposes of the Insolvency Act 1986, as enacted in the United Kingdom, or enter into any composition or arrangement for the benefit of its creditors.

(5) the Applicant does not pay, within 3 business days of the due date therefor any amount payable pursuant to the Applicant Unlisted Loan Notes unless (i) its failure to pay is caused by administrative or technical error and (ii) payment is made within 5 business days of its due date; or

(6) the failure by the Applicant to procure the provision of security in the rights of Celtic X under the IP License; or

(7) there is a transfer of any of the shares in the Applicant in issue at the date of the indenture other than to Celtic Pharma Capital or any subsidiary of Celtic Pharma Capital; or

(8) there is a breach by the Applicant of any of the undertakings in Section 14.1 of the indenture which has not been remedied within 14 business days of the Applicant becoming aware of such breach; or

(9) any security interest expressed to be created pursuant to security interest granted in the rights of Celtic X under the IP License ceases to or does not constitute a valid security interest in respect of the Applicant Unlisted Loan Notes in accordance with the terms thereof and ceases to or does not confer the priority expressed to be conferred by such terms.

The Applicant shall forthwith on becoming aware of any Event of Default, give notice in writing thereof to the Holders. At any time after the Applicant Unlisted Notes shall have become payable each of the Holders or the Security Trustee, or any of them, may without further notice institute such proceedings as they may think fit to enforce payment of the monies due.

(b) Authentication and Delivery of Applicant Unlisted Notes; Application of Proceeds

The Applicant Unlisted Notes Certificates shall be executed by electronic or facsimile signature of any person by the Applicant.

The Applicant Unlisted Notes shall be used to purchase Xenova, and its subsidiaries, in order to expand the capacity of the Applicant’s core drug development capability.

(c) Release or Substitution of Property Subject to the Lien of the Indenture.

The Applicant’s obligations under the Applicant Unlisted Notes and the Instrument will be secured by way of the security interest over the IP License and the rights of Celtic X Licensee under the IP License. The pledge of security will be made pursuant to the Deed of Change in favor of the Security Trustee, for the benefit of the Holders.

The Instrument provides for release of Security Assets upon final repayment of the Secured Liabilities.

(d) Satisfaction and Discharge of Indenture

Upon the expiry of the Security Period (but not otherwise), and after the receipt of an officer’s certificate, along with any documentation required under the TIA, the Security Trustee shall, at the request and cost of the Applicant, execute and do all such deeds, acts and things as may be necessary to release the Security Assets from the security constituted hereby.

(e) Evidence of Compliance with Conditions and Covenants

The Applicant shall deliver to the Security Trustee, within 90 days after the end of each fiscal year, an officer’s certificate stating that a review of the activities of the Applicant and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer and the Applicant is not in default in the performance or observance of any of the terms, provisions and conditions of the Instrument (or, if a default shall have occurred, describing all such defaults of which he or she may have knowledge and what action the Applicant is taking or proposes to take with respect thereto).

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities. There are no other obligors upon the Celtic Unlisted Loan Notes.

Contents	of application for qualification. This application for qualification comprises —

(a)	Pages numbered 1 to 12 consecutively.

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

•	Annex I - Subsidiaries

•	Exhibit T3A - Charter

•	Exhibit T3B - By Laws

•	Exhibit T3C - Indenture

•	Exhibit T3D - To be filed after the Court Hearing.

•	Exhibit T3E - Written Communication to Holders

•	Exhibit T3F - Cross Reference Sheet

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Celtic Pharma Development UK plc, a public limited company organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, and State of England, on the 24th day of August 2005.

(SEAL)

Celtic Pharma Development UK plc

	By	/s/ John Mayo
John Mayo
Director and Company Secretary
(Title)

Attest:	By	/s/ Dr. Stephen R. Parker
Dr. Stephen Parker
Director
(Title)

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-l

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

1111 Polaris Parkway Columbus, Ohio	43271
(Address of principal executive offices)	(Zip Code)

Thomas F. Godfrey

Vice President and Assistant General Counsel

JPMorgan Chase Bank, National Association

1 Chase Manhattan Plaza, 25th Floor

New York, NY 10081

Tel: (212)552-2192

(Name, address and telephone number of agent for service)

CELTIC PHARMA DEVELOPMENT UK PLC

(Exact name of obligor as specified in its charter)

England and Wales	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

Mercury House, Triton Court 14 Finsbury Square London, England	EC2A 1BR
(Address of principal executive offices)	(Zip Code)

15% Secured Loan Notes due 2011

(Title of the indenture securities)

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a)    Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)    Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor and Guarantors.

If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1.            A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

2.            A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

3.            None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

4.            A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

5.             Not applicable.

6.            The consent of the Trustee required by Section 321(b) of the Act. (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

7.            A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8.            Not applicable.

9.            Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 23rd day of August, 2005.

JPMORGAN CHASE BANK, N.A.

By	/s/ Catherine F. Donohue
/s/ Catherine F. Donohue Vice President

Exhibit 7 to Form T-l

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank, N.A.

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business March 31, 2005, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

	Dollar Amounts in Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$36,236
Interest-bearing balances		24,384
Securities:
Held to maturity securities		101
Available for sale securities		60,180
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices		39,536
Securities purchased under agreements to resell		133,265
Loans and lease financing receivables:
Loans and leases held for sale		21,045
Loans and leases, net of unearned income	$341,550
Less: Allowance for loan and lease losses	5,313
Loans and leases, net of unearned income and allowance		339,000
Trading Assets		236,590
Premises and fixed assets (including capitalized leases)		8,425
Other real estate owned		142
Investments in unconsolidated subsidiaries and associated companies		840
Customers’ liability to this bank on acceptances outstanding		592
Intangible assets
Goodwill		23,365
Other Intangible assets		10,259
Other assets		49,089
TOTAL ASSETS		$983,049

LIABILITIES
Deposits
In domestic offices		$378,772
Noninterest-bearing	$134,412
Interest-bearing	244,360
In foreign offices, Edge and Agreement subsidiaries and IBF’s		155,364
Noninterest-bearing	$6,701
Interest-bearing	148,663
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		8,918
Securities sold under agreements to repurchase		84,208
Trading liabilities		138,428
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		78,207
Bank’s liability on acceptances executed and outstanding		592
Subordinated notes and debentures		17,511
Other liabilities		38,035
TOTAL LIABILITIES		900,035
Minority Interest in consolidated subsidiaries		1,424
EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		58,591
Retained earnings		21,936
Accumulated other comprehensive income		(772)
Other equity capital components		0
TOTAL EQUITY CAPITAL		81,590

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		$983,049

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
JAMES DIMON	)	DIRECTORS
MICHAEL J. CAVANAGH	)

Annex I

The following table sets forth all subsidiaries of the Applicant, after the consummation of the Scheme (except where a subsidiary is not material to the business of the Applicant). All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of organization for each individual entity appears in the column entitled “Jurisdiction” as set forth below.

Affiliates of Applicant	Jurisdiction of Organization	Direct Owner

Celtic Pharmaceutical Holdings LP.	Bermuda	Celtic Pharma General LP.
Celtic Pharma Capital Ltd	The Republic of Malta	99.97% Celtic Pharmaceutical Holdings LP. 0.03% owned by Celtic Pharma General LP
Celtic X Licensee Ltd.	The Republic of Malta	99.97% owned by Celtic Pharma Capital Ltd. 0.03% owned by Celtic Pharmaceutical Holdings LP
Celtic X Ltd.	The Republic of Malta	99.97% owned by Celtic Pharma Capital Ltd. 0.03% owned by Celtic Pharmaceutical Holdings LP
Xenova Group plc	United Kingdom	The Applicant
Xenova Ltd.	United Kingdom	Xenova Group plc

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